Exhibit 4.4

ADDENDUM

TO

INDENTURE

OF

JULY 31, 1997

Between

Brooke Credit Corporation and First National Bank and Trust

Now on this 20th day of November, 2000, comes Brooke Credit Corporation, a corporation duly organized and existing under the laws of the State of Kansas (hereinafter called the “Company”), having a principal office in Phillipsburg, Kansas and First National Bank and Trust, a national banking association, having its principal corporate office at 225 State Street, Phillipsburg, Kansas 67661, and authorized to accept and execute trusts (hereinafter referred to as “Trustee”) and do hereby, amend the Indenture Agreement dated July 31, 1997, pursuant to the authority contained in Article 12.01 of said agreement, as follows:

Pursuant to the authority of Article 12.01 (d), the terms and provisions of such Trust Agreement and all amendments thereto, are hereby extended to an additional series of bonds, denominated Series 200F, in the total principal sum of $5,000,000 and denominations of $5,000.00 with interest payable semi-annually on January 1st and July 1st of each year, commencing on January 1, 2001, at the rate of 9.125% per annum and maturing on July 1, 2004.

IN WITNESS WHEREOF, Brooke Credit Corporation, the Company, has caused this Addendum to be signed by its President and its corporate seal to be affixed hereunto and attested by its Chairman, and First National Bank and Trust, Trustee, has caused this Addendum to be signed by its Trust Officer and its corporate seal to be affixed hereunto and attested by its Secretary, all as of the day and year first above written.

Brooke Credit Corporation

By:	/s/ Leland G. Orr
Leland G. Orr, President

(Corporate Seal) Attest:

/s/ Robert D. Orr
Robert D. Orr, Chairman & CEO

First National Bank and Trust

By:	/s/ David C. Cooper
	David C. Cooper	(name)
	Trust Officer	(title)

(Corporate Seal) Attest:

/s/ Stacye Redlinger
Secretary